SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Easterly Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27616L102
(CUSIP Number)

December 31, 2017 and January 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27616L102	13G/A	Page 2 of 6 Pages

1	Names of Reporting Persons

Polar Asset Management Partners Inc.
2	Check the appropriate box if a member of a Group (see instructions)

(a)	[ ]
(b)	[ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Canada
	5	Sole Voting Power

1,442,670*
Number of Shares	6	Shared Voting Power
Beneficially
Owned by Each		0
Reporting Person
With:	7	Sole Dispositive Power

1,442,670*
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,442,670*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

6.97%*
12	Type of Reporting Person (See Instructions)

IA

*The information set forth on this cover page reflects information as of January 31, 2018. As of December 31, 2017, the Reporting Person may have been deemed to beneficially own 1,942,670 shares of common stock, representing 9.38% of the outstanding shares of common stock of as of such time.

CUSIP No. 27616L102	13G/A	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:

The name of the issuer is Easterly Acquisition Corp. (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 375 Park Avenue, 21st Floor, New York, NY 10152.

Item 2.

(a)	Name of Person Filing:

This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws on Ontario, Canada, which serves as the investment manager to Polar Multi Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") and certain managed accounts (together with PMSMF, the “Polar Vehicles”), with respect to the Shares (as defined below) directly held by the Polar Vehicles.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Reporting Person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(c)	Citizenship:

The citizenship of the Reporting Person is Canada.

(d)	Title and Class of Securities:

Common Stock (the "Shares")

(e)	CUSIP No.:

27616L102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 27616L102	13G/A	Page 4 of 6 Pages

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d -1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund, portfolio manager and exempt market dealer registered with the Ontario Securities Commission.

Item 4.	Ownership

The percentages used herein are calculated based upon 20,710,209 Shares reported to be outstanding as of November 7, 2017 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the Securities and Exchange Commission on November 9, 2017.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See Item 2. Polar Vehicles have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

CUSIP No. 27616L102	13G/A	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to investment fund managers and broker-dealers are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Jennifer Schwartz
Name:	Jennifer Schwartz
Title:	VP, Legal and Compliance